(Reference Translation)

(For reference)
May 11, 2010
Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Thursday, June 24, 2010

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for the 106th term (April 1, 2009 through March 31, 2010) and report by accounting auditors and the board of corporate auditors on the audit results of the consolidated financial statements for the 106th term.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus
Proposed Resolution 2:	Election of 27 Directors
Proposed Resolution 3:	Election of 3 Corporate Auditors
Proposed Resolution 4:	Issuance of Stock Acquisition Rights for the Purpose of Granting Stock Options